ANNUAL REPORT

Gin & Luck Inc.

3756 W. Avenue 40, Suite K #278
Los Angeles, CA 90065
(213) 613-0464

www.ginandluck.com

In this Annual Report, the term "Gin & Luck," "we," "us," "our," or "the company" refers to Gin & Luck Inc. and its consolidated subsidiaries. The company, having offered and sold Series A Preferred Shares* pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at https://www.ginandluck.com/reports.

* On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation, this Annual Report describes the Company's capital structure on a post-conversion basis.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS SUMMARY

Summary

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The organization of the company was undertaken in connection with converting the company from a Delaware limited liability company named Gin & Luck LLC to a Delaware corporation named Gin & Luck Inc. The company was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC. The company was originally formed as a Delaware limited liability company named Gin & Luck Opportunity Fund LLC.

In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined Death & Company and Proprietors LLC to form Gin & Luck, a full-scale hospitality group. This move allowed an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand (the "Reorganization").

Our Business

Gin & Luck is a cocktail focused hospitality group whose primary business is:

· Creating owned cocktail driven food & beverage ("F&B") destinations in leased spaces
· Consulting services for F&B destinations
· Branded and cocktail themed e-commerce retail services
· Hotel F&B program management services
· Cocktail recipe book writing

Company History

In 2005, David Kaplan moved to East 7th Street in the East Village, renting an apartment above the then wine bar, The Bourgeois Pig, owned by Ravi Lalchandani. The two became friends and looked to open a business together, soon finding a space just a block over on East 6th St — a space that would eventually become Death & Company. The pair opened the bar on New Years of 2006/07, and days later the Death & Company appeared on the front page of *New York Times Sunday Styles* section.

Shortly after opening, Alex Day joined the bar team, starting with just one Sunday swing shift and moving up the ranks from there. Alex and David found a quick working relationship and formed Proprietors LLC in 2008, a new company with a focus on consulting in the cocktail bar space. That same year, they signed their first client in Philadelphia, designing and opening The Franklin near Rittenhouse Square – a bar that would become a nationally recognized institution, receiving multiple James Beard nominations, press, and ushering in a new era of cocktail bars for Philadelphia. David and Alex moved to Los Angeles in 2010 to pursue expansion of their consulting business. There, they met Devon Tarby, then a rising star in the LA bar scene and a bartender at lauded cocktail destination The Varnish. Recognizing her talent, Alex and David asked Devon to join the company almost immediately.

In the following years, the three grew Proprietors LLC into a globe-spanning consulting business, developing beverage programs and opening bars and restaurants, training hundreds of bartenders, and establishing industry respect. Projects included Ellipsis, a fine dining destination in Mumbai, India; Alain Ducasse's Skyfall and Rivea in Las Vegas; 71 Above at the top of the US Bank building in Los Angeles; ground-up concept design, branding, and opening of W. Wolfskill in Riverside, CA; implementation of a national beverage program for the Arclight Movie Theater group; the collaborative creation and launch of nationally recognized cocktail bar Bibo Ergo Sum; creation and roll out of the beverage identity for all of Hilton's new Canopy Hotels; and many more.

Our Corporate Structure

The company currently has seven (7) subsidiaries:

· Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver-based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

· Proprietors, LLC ("Proprietors") is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in additional to management services provided to bars in the states of California, New York, and Wyoming.

· Death & Co Proprietors LLC, a limited liability company organized November 13, 2007 under the laws of the state of New York. The entity holds the company's trademarks.

· Death & Co LA LLC, a limited liability company organized November 4, 2016 under the laws of the state of California. The entity operates a Los Angeles based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

· Death & Co East Village LLC, a limited liability company organized June 9, 2017 under the laws of Delaware under the name Death & Co Miami LLC, and subsequently changed its name to Death & Co East Village LLC on May 30, 2018. The entity operates the award winning and acclaimed New York based cocktail bar, Death & Co.

· Death & Company Chicago LLC, a limited liability company organized on December 13, 2019 under the laws of Illinois. This entity originally was formed to hold the lease for a Chicago based "Death & Co" brick & mortar location. On January 23, 2021, a Lease Termination Agreement was executed.

· G&L Hotel Holdings LLC, a limited liability company organized on November 13, 2020 organized under the laws of Delaware. This entity was created to hold the company's interests in hotel projects. At present, this entity owns membership interest in two entities M/A Capital Ventures LLC, a Colorado limited liability company, and Midnight Auteur, LLC a Colorado limited liability company, both of which are co-owned by Ramble DM Co, a Colorado corporation.

Affiliated Entities

Little Hands Play Café, Inc. (dba Death & Co. is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operated a critically acclaimed and award-winning bar in New York's East Village, that specializes in the formulation of original new era cocktails until November 9, 2018 until which time it entered into a contribution agreement as outlined.

Prior to the Reorganization on November 9, 2018, Little Hands Play Café, Inc. entered into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. transferred all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. contributed all of its ownership in Death & Co East Village LLC to Gin & Luck on November 9, 2018 in exchange for a certain amount of Common Units equating to 11.7185% of ownership in The company at present time. Thereafter, Little Hands Play Café Inc. functions solely as a passive stockholder of Gin & Luck Inc.

The company's headquarters are located at 950 E 3rd Street, Unit 5106, Los Angeles, CA 90013. The company's website is http://www.deathandcompany.com.

Principal Products and Services

Brick & Mortar

The company builds out, opens and operates leased spaces in major markets. Currently the company operates the following three Death & Co. branded locations:

· **Death & Co New York**

The company's flagship bar opened on New Year's eve 2006/07, It operates as cocktail bar, open in the evenings serving cocktails and food. Prior to 2020, its revenues had steady growth year over year, generating $2.2 million in 2019 at a 15% margin. The business currently has 2 years left on its lease but has a good relationship with the landlord and plans to get an extension.

· **Death & Co Denver**

In May of 2018, Death & Co Denver opened in The Ramble Hotel, marking the company's first foray into full-service food, beverage and hotel integration. Death & Co Denver comprises various concepts, sprawling over 12,000 sq.ft and including five bars. Death & Co Denver has grown from $2.8 million in revenue in 2018 to $4.7 million in 2019.

· **Death & Co Los Angeles**

The company most recently opened Death & Co Los Angeles in December, 2019, in the booming Arts District, adjacent to the Downtown neighborhood. The three thousand-square-foot space is a return to certain aspects of the New York City flagship; it is an independent property not affiliated with a hotel, minimal food service, and a similar look and feel to the original Death & Co, but with greater revenue potential from two bar rooms and a larger capacity. The business outperformed in the first few months of opening generating $212 thousand in January and $214 thousand in February.

To date, our locations have all been Death & Co branded but we see the opportunity to create new cocktail anchored concepts for second generation, previously built out spaces at affordable lease rates. Due to Covid-19, there is approximately a 20 – 30% reduction in rent and availability of a wider range of venues.

B to B Consulting

Our consulting arm is branded Proprietors LLC Consulting. Proprietors LLC is a B to B consulting company focusing on bar programs for opening bars, restaurants, hotels, theatres and more. Over the past ten years, prominent clients, such as Hilton, Arclight Cinemas, Lettuce Entertain You and MGM, have hired Proprietors to design their bar spaces, cocktail programs, and to train their staffs. The company is developing an online education platform geared specifically to the cocktail focused hospitality sector. This pay-wall site will offer consumer and professionals various education tracts and levels of accreditation. Our plan is to keep expanding our consulting business in the US and globally.

Management Services

The company provides F&B management services to hotels, creating new bar and restaurant concepts, opening and operating them to budget. Hotel ownership contracts the company to create and/or run F&B operations, inclusive of design direction, opening logistics, training, and offerings programming for a set period of time, between five and ten years. These operations operate similar to Brick & Mortar operations (as described above). The company receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income. Requiring no up-front capital and typically living in a larger project, such as a hotel. Currently the company has one active contract to provide these services, the February 7, 2020 Management Agreement with Haymax Lodging LLC, a Delaware limited liability company.

Hotel Services

"Midnight Auteur" is the common name for the company's hotel pursuits in partnership with Ryan Diggins of The Ramble and his company Gravitas. The company's subsidiary G&L Hotel Holdings LLC entered into materially identical limited liability company operating agreements with Gravitas to seek out (business development) purchase (acquisition), and develop and operate (manage) hotel properties inclusive of their F&B. The joint venture Gravitas is structured as two separate limited liability companies, named M/A Capital Ventures LLC, a Colorado limited liability company, and Midnight Auteur, LLC a Colorado limited liability company each of which is owned and managed 50% by Gin & Luck Hotel Holdings LLC and 50% by Gravitas. The company has been working closely with Diggins and Gravitas over the past 3+ years and feels that there is strong alignment in all areas between the companies and their founders. The endeavor has two key parts: the real estate acquisition of the hotel property as an investment, of which the goal is an eventual sale; and then the management contract for that hotel property.

Ready to Drink

Death & Co Proprietors LLC has signed a Licensed & Formulation Consulting Agreement for a new line of Death & Co ready to drink canned and bottled cocktails with the goal of national distribution for both on and off premise.

Retail Market

Gin & Luck Inc. operates DeathandCompanyMarket.com –an online retail shop for bar related products and Death & Co branded goods. Death and Company Market was launched in 2019 and has steadily grown both our product mix and our sales. The business was positively impacted by the pandemic with retail sales increasing +352 % from 2019 to 2020.

Books

The company, along with co-author Nicholas Fauchald has completed writing their third book, the second with the Death & Co brand, and the first that will be company owned. The company does not own the right to the previous two books; however, those books have helped increase our brand awareness. They are:

- *Death & Co: Modern Classic Cocktai*ls. Since its 2014 release, *Death & Co: Modern Classic Cocktai*ls has gone on to become one of the best-selling cocktail books of all time, making the Death & Co brand a household name. The book was nominated for an IACP Global Design Award, a James Beard Award, and a Tales of the Cocktail Spirited Award for Best New Cocktail Book
- *Cocktail Codex: Fundamentals, Formulas, Evolutions.* On October 30, 2018, *Cocktail Codex: Fundamentals, Formulas, Evolutions* was released to immediate acclaim. Cocktail Codex was nominated for Best Beverage Book by the James Beard Awards, and won Book of the Year, the first beverage book in the category to take home the prize. Cocktail Codex also won for Best New Cocktail Book at the Tales of the Cocktail Spirited Awards.

Our Competitive Edge

Gin & Luck's competitive edge consists: (a) in its consistently successful efforts, also through Death & Co, to attract the market's best hospitality talent by offering healthcare and other benefits and going the extra mile to protect its reputation as best-in-class employer, (b) in the brand resonance with the Death & Co mark that extends beyond our bars' physical locations as demonstrated by annual media impression statistics, our social media following, book sales and overall reputation within the hospitality industry. Furthermore, our affiliated consulting entity, Proprietors LLC, has advised several businesses on refining training and management practices and other operational guidance. We have helped our clients with opening between five and ten properties a year over the past ten years adding further value to the Gin & Luck brand and increasing our advantage over competitors.

Target Customer

The Brick & Mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. Our target customers travel extensively, have a mid- to high-level of disposable income and seek out new experiences regularly. The company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, the company's demographics have often skewed into the sixties and seventies.

According to Instagram analytics the majority of Death & Co handle's followers are from New York, London, Los Angeles, Denver, London, and Chicago. Approximately 60% of our followers are male, with in-store customer demographics skewing differently with approximately 55% female guests.

The Industry

According to the Distilled Spirits Council of the U.S. (DISCUS), the national trade association representing leading producers and marketers of distilled spirits sold in the U.S., supplier sales in the U.S. were up 5.3% in 2019, increasing by $1.5 billion, to a new record of $29 billion. Bars and Nightclubs represented a $30 billion market size in 2019 and it's expected to decrease by 20% in 2020, in large part due to the restrictions related to COVID-19 as well as COVID-19 related closures. The market is expected to recover in 2021 and in to 2022. We plan to seize upon the decreased lease rates / the additional volume of available spaces by opening new properties with low build out costs and low occupancy rates.

Marketing

We lean heavily on our public relations, with over two billion in media impressions per year, as well as our social media handles, with over 240,000 followers on our Death & Co Instagram handle. Our consulting services are frequently referral but we plan to proactively market through sales calls and emails starting in Q1 of 2021.

Competition

Currently we compete in two markets, the food & beverage destination as well as consulting services for the food & beverage industry.

For destinations, we compete with other restaurants and bars in the areas that we serve, including several other companies focused on becoming nation cocktail groups, including: BarLab Hospitality Group, Employees, Nomad Bars, Dead Rabbit and Attaboy.

On the consultancy side there are a number of competitors that we feel offer similar services including, Alchemy Consulting, and the consulting arms of the Cocktail Academy and BarLab.

Employees and Contractors

Gin & Luck currently employs a staff of 29 employees
Gin & Luck Corporate: 4
Proprietors: 4
D&C East Village: 3
D&C Denver: 14
D&C Los Angeles: 4

Regulation

Currently, the company has obtained state and city liquor licenses for all of its establishments in New York, Colorado and California. In addition, we have obtained all health department and food service licenses necessary to operate

Death & Co bars in New York City, Denver and Los Angeles. Where necessary, we have obtained and maintained elevator and fire department certifications, required annually.

Intellectual Property

Registered United States Trademarks

"Death & Co " – Reg # 3870825 – Class 43

"Death & Co Market" – Reg #6090097 – Class 35

"Coat of Arms Logo Mark" – Reg #6085460 – Class 43

Registered Canadian Trademarks

"Death & Co" – Application # 1796755 – Class 43

EU Trademarks

"Death & Co" – Intl Reg # 1504265

Pending Trademarks

"Death & Co" – Ser #88710457 – Class 16

"Death & Co" – Ser # 88031240 – Class 33

"Spirit & Bell" – Ser # 8851085 – Class 43

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

THE COMPANY'S PROPERTY

Gin & Luck, Inc. does not currently have a physical office location. Due to the pandemic, all corporate headquarter employees are working remotely from their homes. Gin & Luck Inc.'s mailing address is 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

We entered into the leases listed below:

License Agreement by Death & Co Denver LLC with Gravitas – 2450 Larimer, LLC, a Colorado limited liability company, effective August 17, 2017 regarding the license to occupy and be present in commercial space in a building at 1280 25th Street, Denver, Colorado. This agreement governs the relationship with the landlord for the Death & Co location in Denver.

Commercial lease by Death & Co East Village LLC with PVP Management Corp., effective February 15, 2006, regarding the lease of store and partial basement space in East Village, New York, as amended on October 1, 2017. This agreement governs the relationship with the landlord for the Death & Co location in New York City.

Commercial Lease Agreement by Death & Co LA LLC with Rock-Hill Holdings, LLC, effective November 22, 2016, as amended from time to time, regarding the lease of a basement at 810 East 3rd Street, Los Angeles, CA, as amended on July 14, 2020. This agreement governs the relationship with the landlord for the Death & Co location in Los Angeles.

We do not currently lease or own any other real property. We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of September 2021, the following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
David Kaplan	Chief Executive Officer	38	From Oct 2018	FT
Alex Day	Chief Operating Officer	37	From Oct 2018	FT
Devon Tarby	Chief Services Officer	36	From Oct 2018	FT
Directors:				
David Kaplan	Director	38	From Oct 2018	
Alex Day	Director	37	From Oct 2018	
Devon Tarby	Director	36	From Oct 2018	
Ravi Lalchandani	Director	46	From Oct 2018	
Leland O'Connor	Director	32	From Dec 2018	
William Spurgeon	Director	55	From Dec 2018	

David Kaplan, Chief Executive Officer (CEO)

David has worked in the hospitality business since the age of 13. In the summer of 2006, at 24 years old, he opened Death & Company, a cocktail bar in the East Village of Manhattan, with his partner Ravi DeRossi. At the 2010 Tales of the Cocktail Spirited Awards Death & Co won American's Best Cocktail Bar and World's Best Cocktail Menu. Shortly after opening Death & Co David formed the hospitality consulting and management company Proprietors LLC with Alex Day and Devon Tarby. Proprietors LLC has opened over 50 bars and restaurants all over the country and abroad for clients of all sizes. Death & Co: Modern Classic Cocktails, written by David, Alex Day and Nick Fauchald, was published on October 7th, 2014 and has become one of the best-selling cocktail books of all time. Their second book, Cocktail Codex: Fundamentals, Formulas, Evolutions hit shelves October 30th, 2018 to rave reviews and won both a James Beard Award for Book of the Year in 2019 and a Spirited Award and the 2019 Tales of The Cocktail for Best Cocktail Book. In May of 2018, the group opened Death & Co Denver, a multi-faceted food and beverage destination within The Ramble Hotel. Their most recent property, Death & Co LA, opened November 2019. David runs the collective companies as CEO of Gin & Luck with his co-owners Alex, Ravi and Devon. When not on the road, he lives in Jackson Hole with his wife Jenna, their daughter Aria and their dogs, Stella and Doug.

Alex Day, Chief Operating Officer (COO)

Originally a bartender in Death & Co's early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan and Devon Tarby, including the global hospitality consulting company, Proprietors LLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality. Alex focuses primarily on company operations, planning, and logistics, process improvement, design, and systems. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of Death & Co: Modern Classic Cocktails, the James Beard and Spirited Award-winning book, Cocktail Codex: Origins, Fundamentals, Formulas, and the forthcoming Death & Co: Welcome Home (November, 2021). Alex lives in Portland, Maine with his husband, Andrew.

Devon Tarby, Chief Services Officer (CSO)

Devon Tarby is the Chief Services Officer at Proprietors LLC, a full-service hospitality firm that owns, operates, and consults on a myriad of projects within the beverage sphere. She began her career as a bartender at world-renowned cocktail bar The Varnish, located in Downtown Los Angeles. There she met her now partners David Kaplan and Alex Day of famed New York City cocktail bar, Death & Co. Over the last ten years, Devon and her partners have consulted on over two dozen bar openings and beverage programs both in the US and abroad. In 2014, Devon was named Star Chefs Rising Star Bartender for her work on the opening menu at Honeycut (Los Angeles, CA). In addition to leading all aspects of consulting work for the company, Devon also directs training, education and beverage development for clients. Devon lives in Los Angeles, CA.

Ravi Lalchandani, Director

Ravi is a veteran of the New York City hospitality industry, owning and operating dozens of critically-acclaimed venues since 2006. The New York Times has called him the "New York stealth bar owner and restaurateur" and Ravi's bars and restaurants have been featured in hundreds of thousands of national, international and local publications, received acclaim for their impact on cocktail culture and two of his establishments have published cocktail books. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and shift to plant based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Leland O'Connor, Director

Leland O'Connor is the Managing Partner of City Line Advisors. Previously served as Senior Vice President of AR Capital, executing over $20 billion in capital markets and M&A transactions, including the sale of American Realty Capital Trust to Realty Income (NYSE: O) and the sale of American Realty Capital Healthcare Trust to Ventas (NYSE: VTR). Serves on the board of Gin and Luck Inc. and FemmyCycle. Leland received a BA from Johns Hopkins University.

William Spurgeon, Director

Bill Spurgeon became Executive Vice President of Fuel Sales and Marketing for Motiva Enterprises LLC in June 2014. He is responsible for sales and marketing fuels and base oils, branded and unbranded fuels, and innovative applications to dramatically change customer experiences via technology. Bill grew up in Colorado and attended the University of Colorado, earning a Bachelor of Science degree in Finance in 1988. He started a long career in the energy industry Shell that same year, working in a variety of financial, administrative, sales, marketing, director support, joint ventures, portfolio, strategy, and leadership roles. Bill has worked extensively overseas while living in London and subsequently Tokyo. Bill became a fan of Death & Co on a trip to Denver in 2018, shortly thereafter meeting the founders and falling in love with the passion, the integrity, the concept, and the brand. Bill is currently the largest outside investor and sits on the board of Gin & Luck. Bill currently resides in Houston.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has contracted Jenna Gerbino, an outside contractor, for Public Relations Services for Gin & Luck, Proprietors and Death & Co. Jenna Gerbino is the spouse of David Kaplan. Pursuant to the contract dated January 1, 2021, Ms. Garbino will perform 50-90 hours per month marketing services for the company for monthly fees determined on a sliding scale. Initially, Ms. Gerbino will receive a monthly retainer of $3,000 for as long as occupancy is restricted below 50%, and will increase based upon the average operational occupancy of the Death & Co doors for the previous month up to $6,000. The contract is in place through December 31, 2021.

The company has contracted AAmp Studio, an outside contractor, for design work on Death & Co LA. Andrew Ashey is a partner at AAmp and the spouse of Alexander Day. The company entered into a contract with AAmp Studio for design services for the Death & Co LA location on June 19, 2018. The base fee of $48,000 invoiced monthly based on estimated percent of phased completion of the scope of work as outlined in the agreement. Additional services beyond the base fees were billed at $150 per hour for Lead Designer and $85 per hour billed for Junior Designer. The total amount paid for services on this contract amounted to $69,304. The contract was fulfilled on March 2, 2020.

On February 28, 2020, the company was granted a loan from a stockholder and director, William Spurgeon, in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

We have suffered substantial losses in the past two years and have not generated profits since our inception. We have not generated profits since inception, and we have had a history of losses. We have sustained losses for the years ended December 31, 2020 and 2019, in the amounts of $2,412,300 and $692,125, respectively, and have an accumulated deficit of $3,773,811 as of December 31, 2020. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports. Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results. Further, due to these failures we have been unable to file our Regulation A filings on a timely basis.

The impact global and domestic economic conditions have on consumer discretionary spending could materially adversely affect our financial performance. Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. The outbreak of, and local, state and federal governmental responses to, the COVID-19 pandemic have led to a national and global economic downturn. Consumer discretionary spending has weakened. Reduced discretionary spending could influence off-premise dining, customer traffic in our restaurants as capacity restrictions are lifted and average check amount, which in turn could have a material impact on our financial performance.

Global and domestic conditions, including as a result of COVID-19, that have an effect on consumer discretionary spending include, but may not be limited to: unemployment, general and industry-specific inflation, consumer confidence, consumer purchasing and saving habits, credit conditions, stock market performance, home values, population growth, household incomes and tax policy. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence customer traffic in our restaurants and average check amount, thus potentially having a further material impact on our financial performance.

Changes in, or any failure to comply with, applicable laws or regulations could materially adversely affect our ability to operate our facilities and/or increase our cost to do so, which could materially adversely affect our financial performance. Federal, state and local laws and regulations govern the distribution of spirits, including permitting, licensing, trade practices, advertising and marketing, distributor relationships and various other matters. Our bars are subject to alcohol beverage control regulations that require us to apply to a bar authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our bars, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations. We compete in the highly competitive hospitality industry. Our business faces competition with respect to our locations as well as any products and services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars locally and worldwide (for our planned merchandise and books). Many of our competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the company in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may grow more rapidly or effectively than the company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Our business is currently concentrated in a few geographic areas, issues impacting those areas may have a material adverse effect on our business. Because our main business operations are concentrated in a few geographic areas, we are susceptible to economic and other trends and developments, including adverse economic conditions, in these areas. Our financial performance is dependent on the performance of our Death & Co bars located in New York, Denver and California. As a result, adverse economic conditions in any of these geographic areas could have a material adverse effect on our overall results of operations, including the impact of the COVID-19 pandemic, which has had a disproportionate negative effect on restaurants, bars and the hospitality industry in general. Unpredictable government regulations in relation to the Covid-19 pandemic make it difficult to plan for some of our operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The company may not be able to maintain licenses and permits necessary for its operation, in compliance with laws, regulations and other requirements, which could adversely affect its business, results of operations or financial condition. Each of our bars is subject to licensing and regulation by alcoholic beverage control, amusement, health, sanitation, safety, building code and fire agencies in the state, county and/or municipality in which the facility is located.

Each facility is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one facility may lead to the loss of licenses at all facilities in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each facility, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. We are currently operating all of our bars with appropriate licenses, a failure to retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the company's ability to obtain such a license or permit in other locations.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for eating and drinking establishments change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the company products and services. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The company's success depends on the experience and skill of the founder and key members.
In particular, the company is dependent on David Kaplan, Alexander Day and Devon Tarby. The loss of our founders or any key members of the team could harm the company's business, financial condition, cash flow and results of operations. We cannot guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

A majority of the company is owned by a small number of owners.
A small group of individuals and entities own the majority of the company's voting stock. Further, under the Voting Agreement these individuals will be able to choose 4 of the six members of our Board of Directors. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the approval of significant company transactions, and will have significant control over the company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the company. In addition, these owners could use their voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

In the future the company may need to raise additional funds. The company will likely need to raise additional funds in the future in order to grow, including in private or public capital fundraising efforts, which may dilute your investment. During COVID-19, we have received emergency loans from the government, see, Management's Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness. Once these loans are forgiven or repaid, the company may not be able to have access to loans on such favorable terms, which may make it more difficult to obtain affordable financing.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. These rights and terms could adversely affect your investment.

Investors in the company will be diluted if the company issues additional shares.
Unless an investor is a Major Investor (defined below), investors will not have preemptive rights to any shares issued by us in the future, including selling additional shares in this or future offerings and issuing equity interests in a private offering of securities. Major Investors have this right, which means they will have the opportunity to preserve their percentage ownership or perhaps even increase their percentage ownership in future offerings, see "Description of Capital Stock – Preferred Stock – Right of First Offer."

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.
We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to COVID-19

The outbreak of, and local, state and federal governmental responses to, the COVID-19 pandemic have significantly disrupted and will continue to disrupt our business, which has and could continue to materially adversely affect our financial condition and operating results for an extended period of time.
The outbreak of, and local, state and federal governmental responses to, the COVID-19 pandemic, as well as our responses to the outbreak, have significantly disrupted and will continue to disrupt our business. In the United States and other regions, social distancing restrictions have been enacted. In response to the COVID-19 pandemic and these changing conditions, we temporarily closed all three of our locations and then shifted to an off-premise only operating model on an interim basis. We had to adapt our operations to several government restrictions since September 2020 moving between to-go and delivery models and limited indoor and outdoor service several times in New York and Los Angeles. An outbreak or perceived outbreak of the COVID-19 pandemic connected to one or more of our restaurants could cause negative publicity directed at any of our brands and cause customers to avoid our restaurants. We cannot predict how long the pandemic will last or whether it will reoccur, what additional restrictions may be enacted, to what extent we can maintain off-premise sales volumes or if individuals will be comfortable returning to our dining rooms during or following social distancing protocols. Similarly, we cannot predict the effects the COVID-19 pandemic will have on the restaurant industry as a whole or the share of customer traffic to our restaurants compared to other restaurants or outlets. Any of these changes could materially adversely affect our financial performance.

Our restaurant operations could be further disrupted if any of our restaurant staff members is diagnosed with COVID-19, which has occurred at one of our restaurants, requiring the quarantine of some or all of a restaurant's staff members and the temporary closure of the restaurant. If a significant percentage of our workforce is unable to work due to COVID-19 illness, quarantine, limitations on travel or other government restrictions in connection with the

COVID-19 pandemic, our operations may be negatively impacted, potentially materially adversely affecting our liquidity, financial condition or results of operations. Our suppliers could be similarly adversely impacted by the COVID-19 pandemic, and we could face shortages of food items or other supplies at our restaurants and our operations and sales could be adversely impacted by such supply interruptions

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Gin & Luck's business.

Gin & Luck's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited operations and/or shutdowns of entertainment-based venues, bars, restaurants etc. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. The uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating rules cannot be reasonably estimated at this time.

Risks Related to Our Securities

There is no current market for our Series A Preferred Stock or Series B Preferred Stock.

There is no formal marketplace for the resale of our Series A Preferred Stock or Series B Preferred Stock. These securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further transferees will need to be parties to the Voting Agreement and the Investors' Rights Agreement, see "Description of Capital Stock." Since we have not yet established a trading forum for the Common Stock or Preferred Stock, there will be no easy way to know what these securities are "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets or another alternative trading system or "ATS," there may not be frequent trading and therefore no market price for the Preferred Stock.

Holders of our Series A Preferred Stock are parties to the following agreements: (i) the Subscription Agreement, (ii) the Amended and Restated Investors' Rights Agreement and (iii) the Amended and Restated Voting Agreement. Further, transferees will be required to become parties to the same agreements as the investor or investors from whom they receive their shares. The requirement that transferees are required to join the agreements may make it more difficult to sell your securities.

Your ability to transfer your securities may be limited.

Any stockholder owning at least 56,876 shares of the capital stock, on a fully-diluted as converted to Class A Common Stock basis (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) of the company, will be subject to transfer requirements and restrictions, including a right of first refusal granted first to the company along with certain notice requirements. Prior to transferring shares to most third parties, the company will have the right to purchase all or some of your shares that you intend to transfer. See "Description of Capital Stock – Preferred Stock – Transfer Limitations" and "Description of Capital Stock – Common Stock – Transfer Limitations" below. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third party transferee to transfer their shares in the future, or require you and third party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as the original investors (including Amended and Restated Investors' Rights Agreement and Amended and Restated Voting Agreement) and will also be subject to the restrictions in those agreements. In addition, the Amended and Restated Investors' Rights Agreement includes information and observation rights. To the extent, holders of our Preferred Stock are in possession of material non-public information, until that disparity in access is rectified, investors be unable to transfer their securities to potential investors who are not party to the agreement. This may further limit the transferability of your securities. Accordingly, the market price for our Series B Preferred Stock could be adversely affected.

The Series A Preferred Stock votes along-side Series B Preferred Stock.
Except as required by law, the Series A Preferred Stock and Series B Preferred Stock vote together on an as converted basis on all matters requiring the approval of the Preferred Stock.

You will need to keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Series A Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Series A Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The price for our Series A Preferred Stock may be volatile.

The market price of our Series A Preferred Stock, if and when any trading begins in the future, is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

- We may not be able to compete successfully against current and future competitors.
- Our ability to obtain working capital financing.
- Additions or departures of key personnel.
- Sales of our shares.
- Our ability to execute the business plan.
- Operating results that fall below expectations.
- Regulatory developments.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities. As a result, you may be unable to resell your securities at a desired price.

The Series A Preferred Stock will be required to vote for certain Directors of the company.
Investors in our Series A Preferred Stock were be required to become party to the company's voting agreement, as amended and restated (the "Voting Agreement"). Contained therein is an affirmative obligation for each holder of Series A Preferred Stock to vote their stock to maintain certain individuals on the company's Board of Directors.

The Series A Preferred Stock will be subject to "Drag-Along" provisions in certain instances.
Under the Voting Agreement, holders of Preferred Stock and certain holders of Common Stock may be required to participate in certain future events, including our sale or the sale of significant amount of our assets if (i) a majority of holders of our common stock converted or convertible from our Preferred Stock, (ii) the Board of Directors and (iii) and our majority of holders of our then outstanding common stock (excluding any common stock converted from Preferred Stock) (the "Requisite Parties") approve the transaction action. Our stockholders will be subject to a drag-along provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets; or the dissolution or liquidation of the company. If you do not approve the transaction (or series of transactions), the other Requisite Parties vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions), you will still be required to participate in the transaction (or series of transactions), see "Description of Capital Stock – Preferred Stock – Drag-Along Rights" and "Description of Capital Stock – Common Stock – Drag-Along Rights" below. Specifically, investors

will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of June 30, 2021, the security ownership of the company's directors, executive officers owning 10% or more of the company's voting securities and other investors who own 10% or more of the company's voting securities.

Name and address of beneficial owner (1)	Title of class (2)	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable	Percent of class (4)
David Kaplan	Common Stock	2,936,293 shares of Class A Common Stock	-0-	19.86% of Common Stock
Alexander Day	Common Stock	1,674,985 shares of Class A Common Stock, 1,707,035 shares of Class B Common Stock	-0-	22.87% of Common Stock
Ravi Lalchandani	Common Stock	1,892,156 shares of Class A Common Stock, 903,570 shares of Class B Common Stock	-0-	18,91% of Common Stock
Devon Tarby	Common Stock	311,512 shares of Class A Common Stock, 414,397 shares of Class B Common Stock, 164,369 shares of Class C Common Stock	-0-	6.02% of Common Stock
Little Hands Play Café Inc. (5)	Common Stock	2,228,628 shares of Class A Common Stock	-0-	15.07% of Common Stock
Leland O'Connor	Common Stock	534,167 shares of Class C Common Stock	-0-	3.61% of Common Stock
Officers and directors as a group	Common Stock and Series A Preferred Stock	6,814,946 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 698,536 shares of Class C Common Stock, 1,137,528 shares of Series A Preferred Stock	-0-	74.77% of Common Stock 37.15% of Series A Preferred Stock
William D. Spurgeon Living Trust dated June 6, 2013(6)	Series A Preferred Stock	1,137,528 shares of Series A Preferred Stock	-0-	37.15% of Series A Preferred Stock

_____

(1) The address for all the executive officers and directors is c/o Gin & Luck, Inc., 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

(2) For the purposes of the beneficial ownership table, Class A Common Stock, Class B Common Stock and Class C Common Stock are all treated as being part of one single class of Common Stock ("Common Stock").

(3) Assumes that all shares are fully vested and no longer subject to repurchase by the company

(4) Percent of class calculations are based on 14,093,221 shares of Common Stock outstanding and 3,061,653 shares of Series A Preferred Stock outstanding as of as of February 19, 2021.

(5) Little Hands Play Café Inc. is a New York Corporation owned by David Kaplan, Craig Manzino, and Ravi Lalchandani. David Kaplan is the majority owner of Little Hands Play Café Inc, and as its president may bind the company. Little Hands Play Café Inc's address is 225 West 34th Street #2000, New York, NY 10122.

(6) William D. Spurgeon Living Trust dated June 6, 2013 is a trust created for the benefit of William D. Spurgeon's children. William D. Spurgeon is the Trustee of the trust. William D. Spurgeon is on the company's Board of Directors.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Equity	July 2018	Regulation D 506(c) and Regulation CF	Series A Preferred Stock*	$2,192,500.80**	Working capital, general expenses, infrastructure
Equity	August 2019	Regulation D 506(b)	Series A Preferred Stock*	$500,000.45***	Working capital, general expenses, infrastructure
Equity****	September 2021 -March 2022	Regulation A	Series B Preferred Stock	$5,999,276	Working capital, general expenses, infrastructure
Equity****	July 2022 – September 2023	Regulation D	Series B Preferred Stock	$226,721.22	Working capital, general expenses, infrastructure
Convertible Debt****	April 2023	Regulation D	Convertible Debt	$1,075,000.00	Working capital, general expenses, infrastructure

*Prior to the conversion, were Series A Preferred Units

**Reflects a total raise amount of $2,035,152.59, plus an additional $157,348.21 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

*** Reflects a total raise amount of $500,000.45, less a commission of $37,500 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.

****The offering occurred after the timeframe covered by this annual report.

DESCRIPTION OF CAPITAL STOCK

General

The company is offered Series A Preferred Stock in its Regulation CF offering. The Series A Preferred Stock may be converted into the Common Stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering or the agreement of holders of Series A Preferred Stock and Series B Preferred Stock voting together.

The Company amended and restated its Certificate of Incorporation and filed it with Delaware on September 22, 2021 (the "Amended and Restated Certificate of Incorporation"). The Amended and Restated Voting Agreement (the "Voting Agreement") and Amended and Restated Investor Rights Agreement (the "Investors' Rights Agreement") were each executed on August 19, 2021.

The following description summarizes important terms of our capital stock in accordance with the Amended and Restated Certificate of Incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware law.

Our authorized capital stock consists of 30,485,839 shares of Common Stock, $0.0001 par value per share ("*Common Stock*") and (b) 9,660,135 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*"). 26,392,617 shares of Common Stock are designated **Class A Common Stock**; (ii) 3,025,002 shares of Common Stock are designated **Class B Common Stock**; and (iii) 1,068,220 shares of Common Stock are designated **Class C Common Stock**. 3,061,653 shares of Preferred Stock are designated "**Series A Preferred Stock**"; and (ii) 6,598,482 shares of Preferred Stock are designated "**Series B Preferred Stock**".

All of the company's holders of Preferred Stock are subject to Voting Agreement and an Investors' Rights Agreement as described below. Further those agreements are binding on their transferees.

Certain shareholders are granted additional rights under the Investors' Rights Agreement, including those deemed "Major Investors", who are investors that, individually or together with their affiliates, hold at least 56,876 shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) and "Key Holders", who are holders of Common Stock that, individually or together with their affiliates, holds at least 100,000 shares of Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

Preferred Stock

Voting Rights.
Each holder of the company's Series A Preferred Stock and Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Holders of Preferred Stock will generally vote together with the holders of Common Stock as a single class, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled to notice of any stockholder meeting. Notwithstanding the foregoing, the holders of the Series B Preferred Stock have granted a proxy to the President of the company and a designee of the Selling Investors (as defined in the voting agreement), which gives them the right to vote the shares of Preferred Stock on behalf of holders with respect to the election of persons as members of the Board of Directors, to vote to increase authorized shares, and to vote regarding any Sale of the company (as defined in the voting agreement), if and only if the holder (a) fails to vote; or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner inconsistent with the terms of the voting agreement.

Additionally, the holders of the Preferred Stock are entitled to certain protective provisions that require the company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to consenting to, agreeing to or committing to certain corporate actions, comprised of the following:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Common Stock (other than dividends or distributions payable on the Common Stock solely in the form of additional shares of Common Stock);

(f)   increase or decrease the number of directors of the company; or

(g)   liquidate, dissolve, or wind-up the business and affairs of the company, effect certain mergers or consolidations or a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets.

Dividend Rights.

Series A Preferred Stock:

Dividends shall accrue at the annual rate of $.070328 per share of Series A Preferred Stock subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization (the "Accruing Dividends"). The Accruing Dividends shall accrue from day to day, whether or not declared, shall be cumulative and shall compound annually. The Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the company shall be under no obligation to pay such Accruing Dividends unless otherwise required under the certificate of incorporation. If any dividend is paid on the outstanding common stock, the Series A Preferred Stock shall receive an amount at least equal to the greater of: (a) the amount of Accruing Dividends then accrued on each share of Series A Preferred Stock and not previously paid and (b) the dividend payable per share of Series A Preferred Stock calculated on a *pari passu* basis with the holders of common stock on an as converted to common stock basis.

Series B Preferred Stock:

Subject to preferences that may be applicable to any other then-outstanding Preferred Stock, holders of Series B Preferred Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Conversion Rights.

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. With written notice to the corporation, each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted for any stock split, stock dividend, recapitalization, or otherwise.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 (an "IPO") or (ii) at the election of the majority of holders of the Preferred Stock voting as a single class on an as-converted basis. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a deemed liquidation event such as the sale or merger of the company, all holders of Preferred Stock and will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to greater of (i) the original price paid ($.8791 per share for the Series A Preferred Stock. And $.9093 per share for the Series B Preferred Series, both adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends) or (ii) the amount payable had all Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Drag-Along Rights

Holders of our Preferred Stock are parties to a Voting Agreement that contains a "drag-along provision" related to the sale of the company. Under the Voting Agreement holders of Preferred Stock (or who hold Common Stock into which the Preferred Stock converted) and holders of Common Stock who are signatories to the Voting Agreement agree that if (i) a majority of holders of our common stock converted or convertible from our Preferred Stock, (ii) the Board of Directors and (iii) and our majority of holders of our then outstanding common stock (excluding any common stock converted from Preferred Stock) (the "Requisite Parties") approve certain transactions, then Requisite Holders will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the sale. The transactions subject to drag-along provision include a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets; or the dissolution or liquidation of the company.

Information Rights

The company also agrees in the Investors' Rights Agreement to grant to certain information rights all investors: (1) annual unaudited financial statements for each fiscal year of the company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) semi annual unaudited financial statements, including an unaudited balance sheet as of the end of such period, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Right of First Offer

Under the Investors' Rights Agreement, if company proposes to offer or sell any new securities, the company shall first offer such new securities to each Major Investor up to the pro rata amount such Major Investor up to the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other derivative securities then held by such Major Investor) bears to the total Common Stock of the company. This right terminates immediately before the consummation of an IPO, when the company becomes a reporting company under the Exchange Act, and upon a deemed liquidation event.

Rights of First Refusal

Under the Investors' Rights Agreement, if Key Holders, intend to transfer their securities they first grant a right of first refusal to buy those shares to the company, and for any portion not purchased by the company, the Major Investors shall have a right a first refusal to purchase those shares.

Transfer Limitations

Under the Bylaws, any stockholder owning at least 56,876 shares of the capital stock, on a fully-diluted as converted to Class A common stock basis (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) of the company, is subject to transfer restrictions. Except if waived by the Board of Directors and certain permitted transfers, any such stockholder must give first give written notice to the company if they intend to transfer the shares. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For 30 days following receipt of such notice, the company has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. If the shares are not transfer within a 60-day period following, the expiration or waiver of the option rights granted, the shareholder will need to resend the notice. Moreover, shares so sold by such stockholder may continue to be subject to this transfer limitation. This provision shall terminate on the earlier of (i) immediately before the consummation of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (ii) when the company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a deemed liquidation event, as such term is defined in the Restated Certificate, whichever event occurs first.

Other Rights

In the event that the company issues securities in its next equity financing which have rights, preferences or privileges that are more favorable than the terms of the Series A Preferred Stock or Series B Preferred Stock, such as preemptive rights or registration rights, the company shall provide equivalent rights to the investor with respect to its shares of Series A Preferred Stock or Series B Preferred Stock, as applicable (in each case with appropriate adjustment for economic terms or other contractual rights), subject to investors execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in that offering.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock qualified by the rights, powers and privileges of the holders of the Preferred Stock.

Voting Rights.

The holders of the Class A, Class B and Class C Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All holders of Common Stock vote as a single class on any matter presented to the stockholders. Under our bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Common Stockholders are entitled to elect four directors. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividend Rights.

Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

Information Rights

The company also agrees in the Investors' Rights Agreement to grant to certain information rights all investors: (1) annual unaudited financial statements for each fiscal year of the company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) semi-annual unaudited financial statements, including an unaudited balance sheet as of the end of such period, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Transfer Limitations

Under the Bylaws, any stockholder owning at least 56,876 shares of the capital stock, on a fully-diluted as converted to Class A common stock basis (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) of the company, is subject to transfer restrictions. Except if waived by the Board of Directors and certain permitted transfers, any such stockholder must give first give written notice to the company if they intend to transfer the shares. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For 30 days following receipt of such notice, the company has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. If the shares are not transfer within a 60-day period following, the expiration or waiver of the option rights granted, the shareholder will need to resend the notice. Moreover, shares so sold by such stockholder may continue to be subject to this transfer limitation. This provision shall terminate on the earlier of (i) immediately before the consummation of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (ii) when the company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a deemed liquidation event, as such term is defined in the Restated Certificate, whichever event occurs first.

Drag-Along Rights

Certain holders of Common Stock, who are signatories of the Investors' Rights Agreement will be subject to drag-along rights. See "-- Preferred Stock – Drag Along Rights" above.

Conversion Rights

Holders of the Class B and Class C Common Stock shares are automatically converted into Class A Common Stock in accordance with the company's charter in the event of an IPO or a deemed liquidation event. The holders of Class B and Class C Common Stock will have the number of shares they are entitled to in such an event reduced by multiplying the number of shares a particular class held by such investors by percentage derived from (i) subtracting a hurdle amount from the market capitalization amount and (ii) dividing that by the market capitalization amount. The hurdle amount of Class B Stock is $13,000,000, and the hurdle amount of Class C Common Stock is $16,090,928.00.

Other Rights.

Holders of common stock have no preemptive or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock.

What it means to be a minority holder

As an investor in Preferred Stock of the company, you do not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the convertible promissory notes in its Regulation CF offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The convertible promissory may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described herein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the Commission

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our financial statements and related notes appearing at the end of this offering circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this offering circular.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates three bar and restaurant locations through its wholly owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC. Death & Co East Village LLC opened on December 31, 2007 in New York. Death & Co Denver opened on May 5, 2018, and Death & Co Los Angeles opened on December 21, 2019. Its additional wholly owned subsidiaries include Death & Co. Proprietors, LLC, which licenses "Death & Co." branding and intellectual property, and Proprietors, LLC, established on January 5, 2012, provides consulting and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

The company receives revenues from the following:

· bar and restaurant sales from the Death & Co locations,
· consulting and management fees from Proprietors,
· and merchandise sales from the Death & Co online retail marketplace.

The company's revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and restaurant sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement. Revenues from the online retail market is recorded when the merchandise is shipped to a customer.

Results of Operations

The following table presents, for the periods indicated, information from our consolidated statements of income expressed as percentages of change from the fiscal year ended December 31, 2019 ("Fiscal 2019") to the fiscal year ended December 31, 2020 ("Fiscal 2020").

		2020		2019
Revenues:				
Bar and restaurant operations	$	2,834,025	$	6,530,073
Consulting and management services		507,135		792,384
Merchandise sales		361,612		68,528
	$	3,702,772	$	7,390,985

Revenues represent three segments, the sale of food and beverages at our Death & Co locations, consulting and management fees from Proprietors, and merchandise sales from the Death & Co retail marketplace.

Bar and restaurant sales were greatly affected by the COVID -19 pandemic and the company saw a decrease in revenue of 56.6% to $2,834,025 for Fiscal 2020 compared to $6,530,073 for Fiscal 2019. In December of 2019 the company opened its third location in Los Angeles and was projected to further increase its revenues 2020, however on March 15, 2020 the company temporarily closed all three bar and restaurant locations due to the government mandated closures. In July of 2020, the three bar and restaurant locations had partially re-opened outdoors and offered to-go food and beverage service. By the end of May 2021, all three location were fully opened and operational for indoor service.

Consulting and management fees were also affected by the COVID-19 pandemic, existing clients placed their projects on hold throughout the period of government mandated closures of bars, restaurants, and hotels. Consulting and management fees decreased by 36% to $507,135 for Fiscal 2020 compared to $792,384 for Fiscal 2019.

In May of 2019, we launched the online Death & Co marketplace retailing branded merchandise. Prior to the launch of the marketplace, we sold limited quantities of our merchandise at our bar locations in New York and Denver. After launching the marketplace, we were able to expand our sales and reach a larger target market. Merchandise for Fiscal 2019 were $68,528 and for Fiscal 2020, the company recorded a full year of merchandise sales in the amount of $361,612.

In 2019, the company opened its third location in Los Angeles and launched an online merchandise store, these added revenue streams were expected to increase gross profits in 2020; however, the COVID-19 pandemic adversely affected total revenues. Gross Profit decreased 53.5% from Fiscal 2019 to Fiscal 2020 primarily attributed to the COVID-19 pandemic.

	2020	2019
Operating Expenses	$ 6,076,090	$ 8,063,739

Operating expenses consist of salaries and benefits, occupancy expenses, supplies and materials, research and development costs, professional fees, general and administrative, and pre-opening expenses. Operating Expenses from 2019 to 2020 decreased by 22% due to the government mandated shutdown of operations due to the COVID-19 pandemic from March 2020 to July 2020. After July 2020, the bar and restaurant locations opened with outdoor dining and to-go sales.

	2020	2019
Income (loss) from operations:	$ (2,373,318)	$ (672,754)

Loss from operations increased in the amount $1,700,564 between Fiscal 2019 and Fiscal 2020, this loss can be attributed to loss of revenues due to the mandated closures due to the COVID-19 pandemic.

Liquidity and Capital Resources

Our corporate financial objectives are to maintain a sufficiently strong balance sheet to support our operating initiatives and unit growth while maintaining financial flexibility to provide the financial resources necessary to protect and enhance the competitiveness of our bars and restaurants and to provide a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations under various economic and industry cycles. Our ongoing capital requirements are principally related to our bar and restaurant expansion plans, ongoing maintenance of our facilities, and investment in our corporate infrastructures. We obtained capital from our ongoing operations, business loan, and capital contributions from stockholders.

During Fiscal 2020, our cash and cash equivalents decreased by about $59,849 from $743,200 in Fiscal 2019 to $683,351 in Fiscal 2020. This decrease is primarily attributable to cash used in investing activities for property and equipment for the Death & Co locations in order to comply with the changing capacity mandates due to the COVID-19 pandemic.

In 2020, capital expenditures was approximately $208,000 for property and equipment use in operations. In 2019, capital expenditures for the new Los Angeles location, as of each fiscal year-end, were $1.2 million, $73 thousand for Fiscal 2019 and Fiscal 2018, respectively. Capital expenditures also included $151,240 in infrastructure investments related to the renovation of Death & Co East Village in 2019.

Indebtedness

In May 2020, the Company was granted loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which was enacted on March 27, 2020. The loans mature in May 2022 and bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds totaled $354,708 as of December 31, 2020, and approximately $601,863 since December 31, 2021. Because the Company used the entire loan proceeds for qualifying expenses but not in its entirety during the covered period, the company, estimates approximately 70% of the total aggregate amount of the loan to be forgiven. Currently, the Company does not have any outstanding PPP applications.

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans ("EIDL") Program of the CARES Act. On August 13, 2020, Proprietors LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 14, 2020, Death & Co East Village LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 27, 2020, Death & Co LA LLC was granted an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 27, 2021. Gin & Luck received a $6,000 advance on the EIDL from the SBA on April 13, 2020. The advance received is 100% forgivable if the remaining portion of the Gin & Luck loan is not awarded, as of December 31, 2020 the application remained in process for approximately $213,000. No portion of the EIDL is forgivable. The Company does not have any additional outstanding EIDL applications at present.

In May and June 2021, the Company received loan forgiveness for the first round of PPP funding totaling $507,034.

In March 2021, the Company received $1,378,433 in additional PPP loans which it expects to use for qualified expenses. In addition, the Company applied for a grant from the Small Business Administration's Restaurant Revitalization Fund in the aggregate amount of $2,585,964.

On February 28, 2020, the company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022.

Trends

While the bar and restaurant industry was greatly impacted by the COVID -19 pandemic we believe that once local restrictions are systematically lifted and consumers feel safe to go out in public, the bar and restaurant industry will see a significant uptick in revenues. We have built a strong brand and have maintained a loyal customer base as evident in our online merchandise sales. In the short-run, our consumers have done most of their eating and drinking at home and are likely anticipating the opportunity to return to eating and drinking at our establishments. On the consulting side, we are experiencing an increase in inquiries on our consulting and management services as more bars, restaurants, and hotels will be coming online with targeted opening dates. In addition, we have worked to diversify our revenue streams by opening up to dine at home delivery services, offering more virtual experiences through our online marketplace, building an online educational platform for consulting clients, and developing a ready-to-drink D&C branded canned cocktail. Our next project will open this spring, a management deal for the food and beverage operations of a new hotel in Charleston, SC.

Currently all three markets that the company is in, NYC, Denver and LA, are fully open and operational. Additionally, the Restaurants Act is was passed by Congress in Washington DC, with bipartisan support in both the House and Senate. The legislation established significant grant programs for independent restaurants and bars and Gin & Luck businesses are eligible for assistance. Currently the applications for the Restaurant Relief Fund are under review.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our shareholders could receive less information than they might expect to receive from more mature public companies.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company had not filed timely reports for the fiscal years ended December 31, 2019. In addition, the Company did not file timely reports for December 31, 2020 and December 31, 2021, as it was able to terminate reporting as it met requirements of Rule 202(b)(2) of Regulation Crowdfunding, specifically, it had filed an annual report and had fewer than 300 holders of record. The company did not file a Form C-TR within 5 business days as required under Rule 203(b)(3). The Company intends to file a C-TR immediately after filing these reports.

Regulation A filings

The company also had to make filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company   *Gin & Luck Inc.*

Date: April 27, 2023   *By:*   */s/ David Kaplan*
                                                     David Kaplan
                                                     Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Wes Hamilton
 Wes Hamilton, Chief Financial Officer and Principal Accounting Officer
Date: April 27, 2023

/s/ Alex Day
Alex Day, Director
Date: April 27, 2023

/s/ Devon Tarby
Devon Tarby, Director
Date: April 27, 2023

/s/ Leland O'Connor
Leland O'Connor, Director
Date: April 27, 2023

/s/ William Spurgeon
William Spurgeon, Director
Date: April 27, 2023

FINANCIAL STATEMENTS

CONTENTS

For the period ending December 31, 2020

INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Gin & Luck Inc.

Opinion

We have audited the accompanying consolidated financial statements of Gin & Luck Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gin & Luck Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

·   Exercise professional judgment and maintain professional skepticism throughout the audit.

·   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

·   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck Inc.'s internal control. Accordingly, no such opinion is expressed.

·   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci and Associates

Spokane, Washington

July 16, 2021

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

		2020		2019
Assets				
Current Assets				
Cash	$	655,276	$	743,200
Restricted cash		28,075		–
Accounts receivable, net		225,359		293,879
Inventories, net		189,384		235,142
Total Current Assets		1,098,094		1,272,221
Property and Equipment, net		1,469,712		1,417,235
Other Assets				
Liquor licenses, net		152,144		163,022
Deposits		89,412		75,670
Total Other Assets		241,556		238,692
Total Assets	$	2,809,362	$	2,928,148
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	725,554	$	561,108
Accrued expenses		113,894		305,356
Sales taxes payable		90,948		64,518
Gift certificate and customer deposit liabilities		12,757		59,110
Loans payable, bank		210,812		–
Deferred revenue		12,500		72,667
Deferred rent		89,848		64,388
Total Current Liabilities		1,256,313		1,127,147
Long-Term Liabilities				
Loan payable, stockholder		100,000		–
Loans payable, bank, net of current portion		1,395,858		–
Total Long-Term Liabilities		1,495,858		–
Total Liabilities		2,752,171		1,127,147
Commitments and Contingencies (Notes 8 and 10)				
Stockholders' Equity				
Preferred stock, $.0001 par value:				
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding		306		306
Common stock, $.0001 par value:				
Class A common stock: 9,999,999 shares authorized, issued and outstanding		1,000		1,000
Class B common stock: 3,025,002 shares authorized, issued and outstanding		303		303
Class C common stock: 1,068,220 shares authorized; 1,068,220 and no shares issued and outstanding, respectively		107		–

Additional paid-in capital - common stock		3,829,286	3,160,903
Accumulated deficit		(3,773,811)	(1,361,511)
Total Stockholders' Equity		57,191	1,801,001
Total Liabilities and Stockholders' Equity	$	2,809,362	$ 2,928,148

The accompanying notes are an integral part of these financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020		2019	
Revenues				
Bar and restaurant sales	$ 2,834,025	76.5 %	$ 6,509,187	88.1 %
Consulting and management fees	495,885	13.4	774,374	10.5
Merchandise sales	361,612	9.8	68,848	0.9
Other revenue	11,250	0.3	38,576	0.5
Total Revenues	3,702,772	100.0	7,390,985	100.0
Operating Expenses				
Food, drink, and supplies	974,709	26.3	1,523,773	20.6
Salaries, wages and benefits	3,140,194	84.8	3,424,238	46.3
Occupancy expenses	578,247	15.6	719,820	9.7
Operating expenses	1,477,689	39.9	2,189,126	29.6
Pre-opening expenses	–	–	320,195	4.3
Expense reimbursements	(94,749)	(2.5)	(113,413)	(1.6)
Total Operating Expenses	6,076,090	164.1	8,063,739	109.1
Loss from Operations	(2,373,318)	(64.1)	(672,754)	(9.1)
Other Income (Expenses)				
Other income	6,000	0.1	–	–
Interest expense	(30,631)	(0.8)	(9,219)	(0.1)
Total Other Income (Expenses)	(24,631)	(0.7)	(9,219)	(0.1)
Net Loss Before Income Taxes	(2,397,949)	(64.8)	(681,973)	(9.2)
Income Taxes	14,351	0.3	10,152	0.1
Net Loss	$ (2,412,300)	(65.1)%	$ (692,125)	(9.3)%
Basic and Diluted Net Loss per Share	$ (0.141)		$ (0.043)	

The accompanying notes are an integral part of these financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Number of Shares	Par Value — Common Stock Class A	Class B	Class C	Preferred Stock Series A	Additional Paid in Capital	Accumulated Deficit	Total
Balance December 31, 2018	15,519,028	$ 1,000	$ 303	$ –	$ 249	$ 2,300,848	$ (669,386)	$ 1,633,014
Stock Issued								
Issued for cash, net of offering costs	567,626	–	–	–	57	499,944	–	500,001
Issued for services rendered	–	–	–	–	–	360,111	–	360,111
Total Stock Issued	567,626	–	–	–	57	860,055	–	860,112
Net Loss	–	–	–	–	–	–	(692,125)	(692,125)
Balance December 31, 2019	16,086,654	1,000	303	–	306	3,160,903	(1,361,511)	1,801,001
Stock Issued for Services Rendered	1,068,220	–	–	107	–	668,383	–	668,490
Net Loss	–	–	–	–	–	–	(2,412,300)	(2,412,300)
Balance December 31, 2020	17,154,874	$ 1,000	$ 303	$ 107	$ 306	$ 3,829,286	$ (3,773,811)	$ 57,191

The accompanying notes are an integral part of these financial statements.

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

		2020		2019
Cash Flows from Operating Activities:				
Net loss	$	(2,412,300)	$	(692,125)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Stock compensation		668,490		360,111
Depreciation and amortization		166,423		12,281
Change in:				
Accounts receivable		68,520		(178,258)
Inventories		45,758		(108,048)
Deposits		(13,742)		(545)
Accounts payable		164,446		337,927
Accrued expenses		(191,462)		179,032
Sales taxes payable		26,430		11,196
Gift certificate and customer deposit liabilities		(46,353)		55,241
Deferred revenue		(60,167)		72,667
Deferred rent		25,460		53,330
Net Cash Provided by (Used in) Operating Activities		(1,558,497)		102,809
Cash Flows from Investing Activities:				
Purchases of property and equipment		(208,022)		(1,359,341)
Purchases of liquor licenses		–		(87,734)
Net Cash Used in Investing Activities		(208,022)		(1,447,075)
Cash Flows from Financing Activities:				
Proceeds from loans payable, bank		1,606,670		–
Proceeds from loan payable, stockholder		100,000		–
Capital contributions		–		500,001
Net Cash Provided by Financing Activities		1,706,670		500,001
Net Decrease in Cash and Restricted Cash		(59,849)		(844,265)
Cash and Restricted Cash - Beginning		743,200		1,587,465
Cash and Restricted Cash - Ending	$	683,351	$	743,200

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

		2020		2019
Cash paid during the year for:				
Interest	$	30,631	$	9,219
Income taxes	$	14,351	$	10,152

The accompanying notes are an integral part of these financial statements.

1.   **SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates three bar and restaurant locations through its wholly-owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. Los Angeles, LLC. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses "Death & Co." branding and intellectual property; Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

Basis of Presentation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Conversion to Corporation

On October 8, 2020 Gin & Luck LLC converted to a corporation and exchanged its member equity units to shares of stock in the corporation (Note 5). The financial statements are presented on a retroactive basis as if the conversion had occurred as of the beginning of the period presented.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at December 31, 2020 or 2019.

Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic (Note 11).

Accounts Receivable

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. Based on management's evaluation of accounts receivable, no allowance for doubtful accounts has been recorded at December 31, 2020 or 2019.

1.   SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, consisting predominantly of food, liquor and other beverages, and merchandise, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management's evaluation of inventory, no allowance for obsolete inventory has been recorded at December 31, 2020 or 2019.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2020 or 2019.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. In May 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2019. The Company has adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019.

The Company's revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Based on the guidance in ASU 2014-09, the Company has identified a single performance obligation in its consulting and management fee contracts and recognizes revenue from these contracts as the performance obligation is settled over time. Payments received in excess of fees owed for services are recorded as deferred revenue. Deferred revenue as of December 31, 2020 and 2019 was $12,500 and $72,667, respectively.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage." Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended December 31, 2020 and 2019. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2020 and 2019 was $23,657 and $70,679, respectively.

Pre-Opening Costs

The Company's pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. Pre-opening costs are expensed as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company's securities are recorded as a reduction of additional paid-in capital received. There were no offering costs for the years ended December 31, 2020 or 2019.

Income Taxes

As of December 31, 2019, the Company was an LLC which is treated as a partnership for federal and state income tax purposes, and therefore, the Company does not incur federal income taxes at a company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the members' tax liability. However, the Company is subject to certain state income taxes and fees imposed by the states in which the Company conducts business. In addition, the Company is subject to a California fee based on its annual gross revenue.

On October 8, 2020, the Company converted from an LLC to a corporation (Note 5) and pays income taxes at the corporate level beginning with the year ending December 31, 2020.

The Company applies the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a threshold for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure. The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the owners. The Company has determined that there are no uncertain tax positions that would have a material effect on the consolidated financial statements as of December 31, 2020 or 2019. No income tax examinations are currently pending.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2016-02 until years beginning after December 15, 2021. The Company is currently in the process of evaluating the potential impact of this new guidance.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2.   **ACCOUNTS RECEIVABLE**

Accounts receivable at December 31, 2020 and 2019 consist of the following:

		2020			2019
Trade receivables	$	225,359	$		205,817
Settlement receivable		–			83,261
Other receivables		–			4,801
	$	225,359	$		293,879

The settlement receivable relates to a negotiated agreement between Proprietors LLC and a customer pertaining to the termination of a management contract. A settlement was reached in March 2020 for the sum of $97,334. $83,261 was recognized in 2019 for management fees and travel expense reimbursement, and the remainder was recognized in 2020 as management fees.

As of December 31, 2019, accounts receivable includes $23,566 for shared labor and event fees due from a hotel in which the Company operates (Note 10).

3. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2020 and 2019 consists of the following:

	2020	2019
Leasehold improvements	$ 1,176,958	$ 1,031,706
Machinery and equipment	241,777	209,893
Furniture and fixtures	228,331	197,445
	1,647,066	1,439,044
Less accumulated depreciation	(177,354)	(21,809)
	$ 1,469,712	$ 1,417,235

Depreciation expense totaled $155,545 and $15,305 for the years ended December 31, 2020 and 2019, respectively.

4. **LOANS PAYABLE**

Paycheck Protection Program Loans

In May 2020, the Company was granted loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program (PPP) of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loans mature in May 2022 and bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2020 totaled $354,708. Qualifying expenses paid with loan proceeds after December 31, 2020 totaled $601,863. Loan proceeds not used for qualified expenses totaled $332,799.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. The loan may be repaid at any time prior to maturity with no prepayment penalties. The Company has outstanding applications for additional EIDL loans totaling approximately $213,000.

Following is a schedule of future principal payments due on the Company's bank loans payable, excluding the portion of the Company's PPP loans for which it expects to receive forgiveness.

Year ending December 31,		
2021	$	210,812
2022		129,989
2023		6,651
2024		6,905
2025		7,168
Thereafter		288,574
	$	650,099

5.   MEMBERS' EQUITY

Conversion to Corporation

On October 8, 2020, the Company converted from an LLC to a Delaware corporation. Each common unit was converted to one share of Class A common stock. Each profits interest unit was converted to one share of Class B or Class C common stock, depending on the profits hurdle amount in the profits interest unit grant agreement. Each Series A Preferred Unit was converted to one share of Series A preferred stock. The common stock and preferred stock issued in connection with the conversion from the LLC to corporation carry rights and privileges as provided to such class of equity in the LLC agreement.

LLC ownership units outstanding on October 8, 2020 were converted to shares of corporate stock as follows:

	LLC	Corporation
Series A Preferred	3,061,653	3,061,653
Common	9,999,999	
Common Class A		9,999,999
Profits interest	4,093,220	
Common Class B		3,025,002
Common Class C		1,068,220
	17,154,872	17,154,874

Member Units

The Company's previous limited liability company agreement (the LLC agreement) provides for three classes of membership units: common units, Series A preferred units, and profits interest units. Authorized and outstanding ownership units at December 31, 2020 consist of the following:

	LLC		Corporation	
	Authorized	Outstanding	Authorized	Outstanding
Series A Preferred	3,583,287	3,061,653	3,061,653	3,061,653
Common	9,999,999	9,999,999		
Common Class A			9,999,999	9,999,999
Profits interest	4,788,202	3,025,002		
Common Class B			3,025,002	3,025,002
Common Class C			1,068,220	1,068,220
	18,371,488	16,086,654	17,154,874	17,154,874

Authorized and outstanding ownership units at December 31, 2019 consisted of the following:

	LLC		Corporation	
	Authorized	Outstanding	Authorized	Outstanding
Series A Preferred	3,583,287	3,061,653	3,061,653	3,061,653
Common	9,999,999	9,999,999		
Common Class A			9,999,999	9,999,999
Profits interest	4,788,202	3,025,002		
Common Class B			3,025,002	3,025,002
Common Class C			1,068,220	–
	18,371,488	16,086,654	17,154,874	16,086,654

The Company has been managed by a Board of Managers (the Board) as outlined in the LLC Agreement. Common unit and profits interest unit holders collectively had the right to name three Board members and Series A preferred unit holders had the right to name one Board member.

Distributions

The LLC agreement authorized the Board to make discretionary distributions to the LLC members in accordance with their allocation percentages; however, no distributions would be made to a member if the distribution would create a negative capital account balance, or increase the amount by which the member's capital account balance is negative.

Unit-based compensation

The LLC agreement authorized the Board to grant profits interest units to individuals in exchange for services performed or to be performed for the Company. The total number of units available for issuance under the plan is 4,788,202. Such units are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each unit grant agreement. The units are subject to a vesting schedule as specified in each grant agreement.

The fair value of each grant is estimated by the Company based on the price of membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. 1,068,220 units were granted during the year ended December 31, 2020. No units were granted during the year ended December 31, 2019. Unit-based compensation expense included in salaries, wages and benefits was $668,490 and $360,111 for the years ended December 31, 2020 and 2019, respectively.

Unrecognized unit-based compensation related to unvested unit awards as of December 31, 2020 and 2019 is approximately $770,575 and $970,000, respectively, and is expected to be recognized over approximately three years.

Each profits interest units grant includes a profits interest hurdle for such units on the basis of the liquidation value of the profits interest units immediately prior to the issuance of such profits interest units.

Conversion rights

Series A preferred units were convertible at the holder's option to common units at any time and without payment of additional consideration. The conversion price and the rate at which Series A preferred units could be converted into common units were subject to the terms of the LLC agreement.

Liquidation rights

In case of liquidation, dissolution or winding up of the company, holders of Series A preferred units will first receive a preferential distribution in the amount of their original purchase price plus a return rate specified in the LLC agreement, as adjusted for cumulative distributions made prior to liquidation. After the preferential amounts to which the holders of Series A preferred units may be entitled, the holders of all outstanding shares of common units will receive distributions to the extent of, and in proportion to, their unreturned capital contributions, until their capital accounts are reduced to zero. Lastly, all members will receive distributions in proportion to their respective income allocation percentages; however, distributions to profits interest unit holders are limited by a threshold value as specified in the LLC agreement.

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding units of the Company, such an offer would have to be approved by the Board, a majority interest of the Series A preferred unit holders, and the common unit holders, each voting as separate classes.

"Drag-along" rights

In the event of an approved sale, all unit holders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

"Tag-along" rights

In the event of an approved sale, each unit holder would have the right to participate in the approved sale and sell all or a portion of their units to the purchaser on the same terms and conditions applicable to all other units subject to purchase.

6.   BUSINESS COMBINATION

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 10,000,000 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost. The comparative financial statements have been adjusted retrospectively to reflect the activity during the periods under which all of the entities were under common control.

7.   RELATED PARTY TRANSACTIONS

As of December 31, 2020 and 2019, accounts payable includes $91,012 and $66,114, respectively, for shared labor and event fees due to a hotel in which the Company operates (Note 10).

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The optional extension was exercised in June 2021.

The Company, through its subsidiary Proprietors, LLC, provides consulting, marketing and management services to entities that are related to the Company's management through common ownership. Revenue received from related parties totaled $2,400 and $15,238 for the years ended December 31, 2020 and 2019, respectively.

8.   SEGMENT INFORMATION

The Company's operating segments consist of its bar and restaurant operations (Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. Death & Co. Proprietors, LLC and G&L Hotel Holdings, LLC have no revenue, expenses, assets or liabilities as of December 31, 2020 or 2019.

Segment information is presented below:

		2020		2019
Revenues:				
Bar and restaurant operations	$	2,834,025	$	6,530,073
Consulting and management services		507,135		792,384
Merchandise sales		361,612		68,528
	$	3,702,772	$	7,390,985
Income (loss) from operations:				
Bar and restaurant operations	$	(1,033,966)	$	115,338
Consulting and management services		(1,402,740)		(685,588)
Merchandise sales		63,388		(102,504)
	$	(2,373,318)	$	(672,754)
Total assets:				
Bar and restaurant operations	$	2,436,263	$	2,430,157
Consulting and management services		316,559		458,751
Merchandise sales		56,540		39,240
	$	2,809,362	$	2,928,148

9.   **EARNINGS PER SHARE**

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of December 31, 2020 and 2019, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of December 31, 2020 and 2019:

		2020		2019
Net loss	$	(2,412,300)	$	(692,125)
Common shares outstanding		17,154,872		16,086,652
Basic and diluted net loss per share	$	(0.141)	$	(0.043)

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. Total rent expense for the years ending December 31, 2020 and 2019 was $425,839 and $593,538, respectively, and is included in occupancy expenses in the accompanying consolidated financial statements.

The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company is obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease requires minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,036 plus 5% of monthly sales exclusive of special event sales. The minimum monthly rent increases annually up to $12,715 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. All deferred rents will be paid over the final 60 months of the lease term, commencing in May 2023.

GIN & LUCK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York, New York. The lease requires minimum monthly payments of $6,250. The minimum monthly rent increases annually up to $7,000 as of October 1, 2021. The lease expires in September 2022.

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and therefore paid 25% of its monthly rental.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,521. The minimum monthly rent increases annually up to $13,728 as of October 1, 2028. The lease expires in September 2029 and includes two options to renew for terms of five years each.

As a result of the COVID-19 pandemic, 50% of the minimum monthly rental was deferred starting in September 2020, which will be paid over a twelve month period at a time that is yet to be determined.

As of December 31, 2020, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company's non-cancelable operating leases are estimated to be as follows:

Year ending December 31,		
2021	$	221,786
2022		328,260
2023		283,061
2024		296,197
2025		304,654
Thereafter		1,062,679
	$	2,496,637

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

11. **COVID-19 PANDEMIC**

On January 30, 2020, the World Health Organization declared an international public health emergency over the spread of the COVID-19 coronavirus.

The outbreak and responses to the virus have significantly disrupted and will continue to disrupt the Company's business. In the United States and other regions, social distancing restrictions have been enacted. In response to the COVID-19 pandemic, the Company temporarily closed all three of its locations and shifted to an off-premise only operating model. The Company's Los Angeles location has not reopened and is limited to off-premise sales. The Denver and New York locations were allowed to reopen in various stages of indoor and outdoor service between the months of June and September 2020. Both had been ordered to close again by December 2020 and shifted to off-premise service only. As of June 2021, all of the Company's locations are open for indoor and outdoor service at 100% capacity.

The COVID-19 outbreak continues to disrupt supply chains and affect production and sales across a range of industries. The extent of the impact of COVID-19 on the operational and financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

12.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that have occurred through July 16, 2021, the date on which the consolidated financial statements were available to be issued.

Paycheck Protection Program Loan

In May and June 2021, the Company received loan forgiveness for the first round of PPP funding totaling $507,034.

In March 2021, the Company received $1,378,433 in additional PPP loans which it expects to use for qualified expenses. In addition, the Company applied for a grant from the Small Business Administration's Restaurant Revitalization Fund in the aggregate amount of $2,585,964.

Death & Co. Chicago, LLC

Death & Co. Chicago, LLC, a limited liability company, was organized on December 13, 2019 under the laws of Illinois to operate a bar in Chicago. Because of the COVID-19 pandemic, management decided not to proceed with the Chicago location for the time being. In January 2021, the Company reached a settlement with the lessor wherein the Company forfeited its security deposit and will pay a lease termination fee of $20,000 by February 2021, $34,000 by July 2021, and $25,000 by July 2022.